SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F    X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Transaction Q&A

1.   What is the Transaction?

The Transaction includes the split of common shares and an increase in the economic rights of preferred shares in the same ratio as well as amendments to the Company’s Bylaws, which are described in the press release, the draft of the Bylaws and other documents disclosed by the Company.

2.   Who will vote on the Transaction?

The Company’s shareholders will vote on the Transaction at a shareholders’ meeting to be convened in due course. As described in the press release, all of the Company’s shareholders will be entitled to participate and vote in the shareholders’ meeting. The Controlling Shareholder will vote in accordance with the majority of the Company’s non-controlling shareholders in order not to influence the outcome of the voting.

3.   What is the purpose of the Transaction?

The Transaction will increase the Company’s capacity to raise equity capital. Due to legal and regulatory restrictions, the Company is currently unable to issue additional preferred shares without simultaneously issuing common shares. The Transaction will enable the Company to issue new preferred shares without issuing common shares, thereby allowing it to finance its operations more effectively.

4.   What do I do if I want to vote in the shareholders’ meeting?

The Company will publish the call notice of the shareholders’ meeting, which will have detailed information about the location, time, voting procedures and proxies.

5.   How will the Transaction affect the number of preferred and common shares issued by the Company?

The number of common shares will be multiplied by 35. The number of preferred shares will remain the same, but the economic rights of the preferred shares will be multiplied by 35 so as to offset the economic effect of the split, as detailed in the draft of the Bylaws.

6.   Will the Transaction affect the trading of the Company’s ADRs and preferred shares.

The Transaction will not, in any way, affect the trading of the Company’s ADRs and preferred shares.

7.   What additional rights will preferred shareholders receive as a result of this Transaction?

If the economic interest (defined as Participation in the Dividends in the Bylaws) of the Controlling Shareholder is equal to or less than 50%, preferred shareholders will be entitled to vote in an extraordinary meeting on the matters listed under the BM&FBOVESPA Level 2 regulation, as detailed in the draft of the Bylaws.

Irrespective of the Controlling Shareholder’s Participation in Dividends, preferred shareholders will have the right to vote in an extraordinary meeting on any change to the Bylaws of rules governing a) extraordinary meetings; b) membership of the Board of Directors; c) the Governance Committee; d) limitations on sales of shares by the Controlling Shareholder; e) 30% Tender Offer; and f) voting rights of preferred shareholders, as detailed in the draft of the Bylaws.

8.   How will the Transaction affect membership of the Board of Directors?

The representation of preferred shareholders and independent directors on the Board of Directors will be increased in as much as the Controlling Shareholder’s Participation in Dividends is decreased as a result of issuing new preferred shares and/or any sales of shares held by the Controlling Shareholder, as the case may be.

•         If the Controlling Shareholder’s Participation in Dividends is equal to or less than 35%, at least 40% of the Board of Directors must be independent directors and the Company’s preferred shareholders may elect one director in a separate vote. The representative of the preferred shareholders will count as an independent director.

•         If the Controlling Shareholder’s Participation in Dividends is equal to or less than 15%, at least 50% of the Board of Directors must be independent directors and the Company’s preferred shareholders may elect two directors in a separate vote. The representatives of the preferred shareholders will count as independent directors.

•         If the Controlling Shareholder’s Participation in Dividends is equal to or less than 7.5%, at least 60% of the Board of Directors must be independent directors and the Company’s preferred shareholders may elect two directors in a separate vote. The representatives of the preferred shareholders will count as independent directors.

The Bylaws will include recommendations on the preferable qualifications of potential directors. If the Controlling Shareholders’ Participation in Dividends is equal to or less than 15%, the directors may only be removed from office during their mandates with the approval of the preferred shareholders.

Other election procedures will be described in the draft of Bylaws.

9.   What Committees will be created as a result of the Transaction?

The Audit Committee will become a permanent body, whereas currently the Board of Directors must decide on its establishment. The Audit Committee will have operational autonomy and a wide range of responsibilities, as detailed in the draft of the Bylaws.

If the Controlling Shareholder’s Participation in Dividends is equal to or less than 35%, a Governance Committee will be established. This committee will be responsible for opining on the appointments of independent directors, membership of the Board of Directors and situations that create potential conflicts of interests, among other matters. The majority of members on the Governance Committee will be independent directors. The draft of the Bylaws contains more information regarding the Governance Committee.

The table below summarizes the governance rules according to the percentage of the Participation in the Dividends of the Controlling Shareholder:

10.        What are the restrictions on the sale of shares by the Controlling Shareholder as a result of the Transaction?

•         Preferred shares owned on the date of approval of the Transaction

o   Prohibition on the sale on any exchange for 12 months,

o   Sale on stock exchange of up to 50% after 12 months,

o   Termination of restrictions after 24 months, and

o   Sale outside of a stock exchange if the purchaser accepts restrictions on sales on stock exchanges above.

•         Common shares owned on the date of approval (including converted preferred shares)

o   Direct sale on a stock exchange or a block trade representing up to 3% of the Company’s Participation in Dividends, with a restriction on sales on a stock exchange or a block trade for six months after each sale,

o   Sale of more than 3% only through public offer registered with the CVM, and

o   Private sales impose on the purchaser a restriction on sales on stock exchanges for 12 months after the private sale and on private sales for six months for the Controlling Shareholder after the private sale.

Shares purchased by the Controlling Shareholder after the date of approval will not be subject to any of the above restrictions. Restrictions will terminate if (1) the Controlling Shareholder’s economic interest in the Company falls below 15%, or (2) a public tender offer occurs a change of control.

11.          What is the “30% Tender Offer” described in the Bylaws and Transaction?

If any person acquires an interest representing 30% of the Company’s Participation in Dividends (except the current Controlling Shareholder in certain cases), the acquirer will be obligated to launch a public tender offer for any and all outstanding shares at the highest price paid by such person in the preceding twelve months.

The Controlling Shareholder will only be obligated to launch a public tender offer if it reduces its Participation in Dividends below 7.5% and subsequently increases it to above 30%. The terms of the 30% tender offer are detailed in the draft of the Bylaws.

12.          How will the Transaction affect the rights of the preferred shareholders.

To preserve current preferred shareholder’s rights, the Transaction contemplates the addition to the Company’s Bylaws of a provision that will grant preferred shareholders, based on their economic rights, the rights that are generally provided under applicable law as a result of the percentage of the Company’s capital stock. This provision ensures that the Transaction will not limit or eliminate any of the Company’s shareholders’ political rights, as described in the table below:

Section of Brazilian Corporate Law	Percentage of capital provided under Brazilian Corporate Law	Participation in Dividends provided under Bylaws	Right
4 - A	10% of free-float	10% of free-float	New assessment of tender offer for going private
105	5% of capital stock	5% of economic rights	Propose legal action for disclosure of company books
123	5% of capital stock	5% of economic rights	Convene shareholders’ meeting
126	0.5% of capital stock	0.5% of economic rights	Request list of shareholder addresses
141	10% of common shares	10% of common shares	Request multiple votes for election of Board of Directors
141	15% of common shares	15% of common shares	Separate election of one member of Board of Directors
157	5% of capital stock	5% of economic rights	Request information from directors
159	5% of capital stock	5% of economic rights	Propose liability action against directors
161	10% of common shares	10% of common shares	Install Fiscal Council
161	10% of common shares	10% of common shares	Separate election of one member of Fiscal Council
163	5% of capital stock	5% of economic rights	Request information from Fiscal Council
206	5% of capital stock	5% of economic rights	Propose dissolution of Company
246	5% of capital stock	5% of economic rights	Propose liability action against Controlling Shareholder

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto

Name: Edmar Prado Lopes Neto
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.